FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 23th, 2017

1.         DATE, TIME AND PLACE: on March 23th, 2017, at 09:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The call to order was waived pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All of the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diéz Gomes, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, José Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

4.    AGENDA: (i) Analysis and deliberation of the proposal (a) for the designation of the results for the year ended at December 31, 2016 and (b) the investment plan for 2017, and of its remittance for deliberation by the Company's General Shareholders' Meeting; (ii) Analysis and deliberation on the management proposal for the issuance of shares under the Company's stock option program and the respective capital increase; (iii) Analysis and ratification of the compensation proposal of the Board of Directors for the year 2016; (iv) Analysis and deliberation of the overall compensation proposal of the management, including the members of the Fiscal Council, if installed; (v) Analysis and deliberation on the proposal to amend the Company's Bylaws to include trading activity of trade of telecommunications goods in its corporate purpose; (vi) Analysis and deliberation of items 10 and 13 of the Reference Form to be disclosed to the market due to the Company's General Shareholders' Meeting, pursuant to the CVM Regulation no. 481; and (vi) Analysis, discussion and deliberation about the call of the Company's General Shareholders' Meeting, to be held on April 26, 2017.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members Board of Directors examined the items comprised in the Agenda and resolved, unanimously and without reservation, as the following:

5.1. Analysis and deliberation of the proposal (a) for the designation of the results for the year ended at December 31, 2016 and (b) the investment plan for 2017, and of its remittance for deliberation by the Company's General Shareholders' Meeting: after the presentation and discussion regarding the results of the fiscal year ended at December 31, 2016 and the investment plan for 2017, Messrs. Members of the Board of Directors, under the terms of the recommendation of the Financial Committee, decided to approve de Company’s Management proposal to be submitted to the General Shareholders’ Meeting: (a) for the reversion of part of the balance of the Profit Reserve to absorb the losses of the fiscal year in the amount of R$ 482,379,568.88 (four hundred and eighty-two million, three hundred and seventy-nine thousand, five hundred and sixty-eight Reais and eighty-eight cents), under the terms of Unique Paragraph of Article 189 of Law No. 6.404/76; and (b) for the Company’s investment plan for the 2017 fiscal year, in the amount of R$ 1,197,564,979.81 (one billion, one hundred and ninety-seven million, five hundred and sixty-four thousand, nine hundred and seventy-nine Reais and eighty-one centavos), of which R$ 538,889,175.71 (five hundred and thirty-eight million, eight hundred and eighty-nine thousand, one hundred and seventy-five Reais and seventy-one centavos) will be assigned to Multivarejo projects, R$ 35,219,535.38 (thirty-five million, two hundred and nineteen thousand, five hundred and thirty-five Reais and thirty-eight cents) will be assigned to GPA Malls projects, R$ 27,600,000.00 (twenty seven million and six hundred thousand Reais) will be assigned to GPA Corporation projects and R$ 595,856,268.72 (five hundred and ninety-five million, eight hundred and fifty-six thousand, two hundred and sixty-eight Reais and seventy-two cents) will be assigned to Assaí projects. After the deliberation, Mr. Chairman thanked the presentation and comments made and moved on to the next item in de Agenda;

5.2.      Analysis and deliberation on the management proposal for the issuance of shares under the Company's stock option program and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Stock Option Plan approved at the Special Shareholders´ Meetings held on 20 December 2006 (“Previous Plan”); (ii) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on 09 May 2014 and modified at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Compensation Plan”) and (iii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on 09 May 2014 and modified at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Stock Option Plan”) and resolve:

            5.2.1.   As a consequence of the exercise of options pertaining to Series A7 Silver and Gold of the Previous Plan, as well as Series B1 and B2 of the Compensation Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as set forth in Section 6 of the Bylaws, the capital increase of the Company in the amount of R$ 2,415,272.88 (two million four-hundred fifteen thousand two-hundred seventy-two Brazilian Reais and eighty-eight cents), by issuance of 61,475 (sixty-one thousand four-hundred seventy-five) preferred shares, whereas:

        i.                 30,921 (thirty thousand nine-hundred twenty-one) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 309.21 (three-hundred and nine Brazilian Reais and twenty-one cents), due to the exercise of options from Series A7 Gold;

      ii.                 30,187 (thirty thousand one-hundred eighty-seven) preferred shares, at the issuance rate of R$ 80.00 (eighty Brazilian Reais) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 2,414,960.00 (two million four-hundred fourteen thousand nine-hundred sixty Brazilian Reais), due to the exercise of options from Series A7 Silver;

    iii.                 218 (two-hundred eighteen) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 2.18 (two Brazilian Reais and eighteen cents), due to the exercise of options from Series B1;

    iv.                 149 (one-hundred nineteen) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 1.49 (one Brazilian Real and forty-nine cents), due to the exercise of options from Series B2;

Pursuant to the Company Bylaws, the preferred shares hereby issued shall have the same characteristics and conditions, and will enjoy the same rights and advantages of the preferred shares which are already in existence

            5.2.2.   Thus, the Company’s capital stock shall change from the current R$ 6,812,957,139.09 (six billion eight-hundred twelve million nine-hundred fifty-seven thousand one-hundred thirty-nine Brazilian Reais and nine cents) to R$ 6,815,372,411.97 (six-billion eight-hundred fifteen million three-hundred seventy-two thousand four-hundred eleven Brazilian Reais and ninety-seven cents), fully subscribed and paid for, divided into 266,185,640 (two-hundred sixty-six one-hundred eighty-five thousand six-hundred forty) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 166.505.789  (one-hundred sixty-six million five-hundred five thousand seven-hundred eighty-nine) of which are preferred shares. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.3. Analysis and ratification of the compensation proposal of the Board of Directors for the year 2016: Messrs. Members of the Board of Directors, under the terms of the favorable recommendation of the Human Resources and Compensation Committee, decided to approve the proposal to be referred to the deliberation of the Company’s General Shareholders’ Meeting to ratify the global compensation referred to 2016 fiscal year effectively paid to the Board of Directors, of an amount of R$ 7.128.338,43 (seven million, one hundred and twenty-eight thousand, three hundred and thirty-eight Reais and forty-three cents). After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.4.      Analysis and deliberation of the overall compensation proposal of the management, including the members of the Fiscal Council, if installed: Messrs. Members of the Board, in accordance with the recommendation of the Human Resources and Compensation Committee, decided to approve the management proposal regarding the global compensation for the fiscal year of 2017 to be paid to the Board of Directors, Board of Executive Officers and Fiscal Council, if installed, to be submitted to the Annual General Shareholders Meeting of the Company, in the amount of up to R$ 95,061,399.50 (ninety-five million, sixty-one thousand, three hundred and ninety-nine Reais and fifty cents), to be divided among: (a) the Board of Directors and advisory committees, in an amount up to R$ 5,911,500.00 (five million, nine hundred and eleven thousand and five hundred Reais); (b) the Board of Executive Officers in an amount up to R$ 88,465,899.50 (eighty-eight million, four hundred and sixty-five thousand, eight hundred and ninety-nine Reais and fifty cents); and (c) the Fiscal Council, if installed, in an amount up to R$ 684,000.00 (six hundred and eighty-four thousand Reais). After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.5.      Analysis and deliberation on the proposal to amend the Company's Bylaws to include trading activity of trade of telecommunications goods in its corporate purpose: presentation was made on the Management proposal for amendment of Article 2 of the Company's Bylaws, in order to include in its social purpose the activity of trade of telecommunications goods. After discussions, Messrs. members of the Board of Directors resolved to approve the proposal for amendment of Article 2 of the Company's Bylaws, as presented, forwarding the theme for appreciation by the General Shareholders' Meeting of the Company to be held on April 26, 2017. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.6.      Analysis and deliberation of items 10 and 13 of the Reference Form to be disclosed to the market due to the Company's General Shareholders' Meeting, pursuant to the CVM Regulation no. 481: Messrs. Members of the Board of Directors, after the comments made, decided to approve the wording of items 10 and 13 of the Reference Form, which are part of the Management’s Proposal to be disclosed to support the deliberations of the Company's Annual Shareholders' Meeting, being registered the reservation made by Mrs. Maria Helena dos Santos Fernandes Santana, who voted contrary to the approval of Item 13 as it stands, due to the omission of information by the Company regarding the disclosure of the maximum, minimum and medium individual remuneration amounts of the Board of Directors, Board of Executive Officers and Fiscal Council (Item 13.11), even though the omission of the Company is a prerogative guaranteed by judicial decision, issued in the case file No. 0002888-21.2010.4.02.5101 (in progress on the 5th Federal Court of the State of Rio de Janeiro). After the decision, the Chairman of the Board of Directors thanked the presentation and comments made and moved on to the next item on the Agenda;

5.7.      Analysis, discussion and deliberation about the call of the Company's General Shareholders' Meeting, to be held on April 26, 2017: The members of the Board of Directors decided to approve the call of the Company's Annual and Extraordinary General Meeting to be held on April 26, 2017, which includes the following agenda: at the Annual Shareholders' Meeting, (a) examine, discuss and vote on the Company's financial statements for the fiscal year ended on December 31, 2016; and (b) resolve on the proposal for the global compensation of the Management and the Fiscal Council, if installed; and, at the Extraordinary General Meeting, (c) resolve on the ratification of the global compensation of the Board of Directors in the fiscal year of 2016; (d) resolve on the investment plan for the fiscal year of 2017;  (e) resolve on the change of newspaper of wide circulation for publishing of the Company’s minutes; and (f) resolve on the proposal to amend the Company's Bylaws and on its respective consolidation. After the decision, the Chairman of the Board of Directors thanked the presentation and comments made.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, March 23th, 2017. Chairman: Mr. Jean- Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva. Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Carlos Mario Diez Gomez, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 27, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.